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                              November 8, 2022

       Glenn Murphy
       Chief Executive Officer and Executive Chairman
       KKR Acquisition Holdings I Corp.
       30 Hudson Yards, Suite 7500
       New York, NY 10001

                                                        Re: KKR Acquisition
Holdings I Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed October 21,
2022
                                                            File No. 001-40225

       Dear Glenn Murphy:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact
could impact your ability to complete your initial business
                                                        combination. For
instance, discuss the risk to investors that you may not be able to complete an initial
business combination with a U.S. target company should the
                                                        transaction be subject
to review by a U.S. government entity, such as the Committee on
                                                        Foreign Investment in
the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool
of potential targets with which you could complete an initial business combination may be
limited. Further, disclose that the time necessary for
                                                        government review of
the transaction or a decision to prohibit the transaction could prevent you from
completing an initial business combination and require you to liquidate.
                                                        Disclose the
consequences of liquidation to investors, such as the losses of the investment
 Glenn Murphy
KKR Acquisition Holdings I Corp.
November 8, 2022
Page 2
      opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
2. We note proposal number one contains two proposals. One proposal is asking shareholders to vote to extend the time to complete the transaction and the other requests shareholders to vote to permit the board to terminate early. Please unbundle these proposals to allow shareholders to vote separately on material matters. Alternatively, provide us with your analysis as to why you are not required to unbundle these proposals. Please refer to Rule 14a-4(a)(3) of Regulation 14A.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any questions.



                                                           Sincerely,
FirstName LastNameGlenn Murphy
                                                           Division of
Corporation Finance
Comapany NameKKR Acquisition Holdings I Corp.
                                                           Office of Real
Estate & Construction
November 8, 2022 Page 2
cc:       Joseph Kaufman, Esq.
FirstName LastName